UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

January 2020

(Commission File No. 001-38644)

QUTOUTIAO INC.

11/F, Block 3, XingChuang Technology Center

Shen Jiang Road 5005

Pudong New Area, Shanghai, 200120

People’s Republic of China

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

On November 19, 2019, Qutoutiao Inc. (“Qutoutiao” or the “Company”) issued its unaudited interim condensed consolidated financial statements for the six months ended June 30, 2019 (the “Unaudited Interim Report”).

The Company is furnishing this amendment (this “Amendment”) to its report on Form 6-K, dated November 19, 2019 (the “Original 6-K”), solely to furnish a corrected version of the Unaudited Interim Report as exhibit 99.1 thereto. The revised Unaudited Interim Report contains the modification to the table that sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of June 30, 2019.

This Amendment does not otherwise amend, modify or update any disclosures contained in the Original 6-K with respect to any events occurring after the furnishing of the Original 6-K.

This Amendment is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed on November 19, 2019 (Registration Number 333-234779).

EXHIBIT INDEX

The following documents are filed or furnished herewith:

Exhibit Number	Description

99.1	Revised unaudited condensed consolidated interim financial statements as of June 30, 2018 and 2019 and for the period therein

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

QUTOUTIAO INC.

By:	/s/ Xiaolu Zhu
Name:	Xiaolu Zhu
Title:	Chief Financial Officer

Date: January 22, 2020